Exhibit 99.1

FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
AS OF JUNE 30, 2015

The amounts are stated in US dollars in thousands (except for share data)

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2015	2014
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$34,956	$43,008
Short term bank deposits	13,075	-
Investment in available for sale securities	17,624	6,958
Accounts receivable:
Trade	135	495
Other	598	430
T O T A L CURRENT ASSETS	66,388	50,891

NON-CURRENT ASSETS:
Restricted investment in available for sale securities	796	104
Investment in available for sale securities	29,355	-
Investment in long term bank deposits	15,030	-
Property and equipment, net	320	248
Other	36	34
T O T A L NON-CURRENT ASSETS	45,537	386

T O T A L ASSETS	$111,925	$51,277

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2015	2014
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	$32	$31
Accounts payable and accruals:
Trade	679	626
Deferred revenues	-	35
Other	1,663	968
Loan from the BIRD foundation	477	474
T O T A L CURRENT LIABILITIES	2,851	2,134

LONG-TERM LIABILITIES:
Bank borrowing	36	51
Liability for employee severance benefits	359	330
T O T A L LONG-TERM LIABILITIES	395	381
COMMITMENTS
T O T A L LIABILITIES	3,246	2,515

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of June 30, 2015 and December 31, 2014; issued and outstanding: 30,542,771 and 22,443,934 Ordinary Shares as of June 30, 2015 and December 31, 2014 respectively	1,280	954
Additional paid-in capital	144,780	77,600
Accumulated deficit	(37,445)	(29,713)
Accumulated other comprehensive income (loss)	64	(79)
T O T A L SHAREHOLDERS' EQUITY	108,679	48,762
T O T A L LIABILITIES AND SHAREHOLDERS’ EQUITY	$111,925	$51,277

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
REVENUES	$557	$2,006	$109	$598
COST OF REVENUES	36	293	13	137
GROSS PROFIT	521	1,713	96	461
OPERATING EXPENSES:
Research and development	4,915	702	2,795	353
Selling, general and administrative	3,395	867	2,023	409
TOTAL OPERATING EXPENSES	8,310	1,569	4,818	762
OPERATING LOSS (INCOME)	7,789	(144)	4,722	301
FINANCE EXPENSES (INCOME), net	(66)	3,617	(83)	3,131
INCOME TAX	9	-	8	-
NET LOSS FOR THE PERIOD	$7,732	$3,473	$4,647	$3,432

LOSS PER SHARE BASIC AND DILUTED	$0.30	$0.30	$0.18	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	25,837	11,408	25,917	11,408

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
NET LOSS	$7,732	$3,473	$4,647	$3,432
OTHER COMPREHENSIVE INCOME:
Net unrealized amounts from available for sale securities	(18)	(41)	-	(33)
Changes in securities reclassified into net loss	(67)	11	-	2
Net unrealized changes in derivative financial instruments	(58)	-	(73)	-
T O T A L OTHER COMPREHENSIVE INCOME	(143)	(30)	(73)	(31)
T O T A L COMPREHENSIVE LOSS	$7,589	$3,443	$4,574	$3,401

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
(U.S. dollars in thousands, except share data)
(Unaudited)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2014	11,408,490	471	14,176	(18,229)		(3,582)
Changes during the six months ended June 30, 2014
Comprehensive loss				(3,473)	30	(3,443)
Capital contribution			686			686
Share-based compensation			144			144
BALANCE AT JUNE 30, 2014	11,408,490	$471	$15,006	$(21,702)	$30	$(6,195)

BALANCE AS OF JANUARY 1, 2015	22,443,934	954	77,600	(29,713)	(79)	48,762
Changes during the six months ended June 30, 2015
Comprehensive loss				(7,732)	143	(7,589)
Issuance of Ordinary Shares through a public offering , net of $4,818 issuance costs	7,419,353	298	63,904			64,202
Exercise of warrants	515,634	21	2,109			2,130
Exercise of options	163,850	7	308			315
Share-based compensation			859			859
BALANCE AT JUNE 30, 2015	30,542,771	$1,280	$144,780	$(37,445)	$64	$108,679

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$7,732	$3,473
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	77	12
Changes in trading marketable securities, net	-	561
Loss (gain) from available for sale securities, net	67	(11)
Changes in accrued liability for employee severance benefits, net of retirement fund profit	28	55
Share-based compensation	859	144
Non cash finance expenses (income), net	(43)	3,574
Changes in operating asset and liabilities:
Decrease in trade and other receivable	192	3
Decrease (increase) in other non-current assets	(1)	3
Increase (decrease) in accounts payable and accruals	771	(298)
Net cash provided by (used in) operating activities	(5,782)	570
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(149)	(89)
Amounts funded in respect of employee rights upon retirement	-	(36)
Investment in bank deposits	(28,025)	-
Purchase of available for sale securities	(46,762)	(9,108)
Proceeds from sale of available for sale securities	6,028	215
Net cash used in investing activities	(68,908)	(9,018)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Preferred A shares, net of issuance costs	-	8,157
Proceeds from issuance of ordinary shares through a public offering , net of issuance costs	64,202	-
Proceeds from exercise of warrants	2,130	-
Proceeds from exercise of options	315	-
Long-term bank borrowings	-	55
Payments in respect of bank borrowings	(16)	-
Net cash provided by financing activities	66,631	8,212
DECREASE IN CASH AND CASH EQUIVALENTS	(8,059)	(236)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	7	49
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	43,008	1,747
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	34,956	1,560

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS
Conversion of Preferred A shares into Ordinary Shares	-	8,069
Cashless exercise of warrants	4	-

The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

a.	Nature of operations

Foamix Pharmaceuticals Ltd. (hereinafter “Foamix”) is an Israeli company incorporated in 2003. Foamix is a clinical-stage specialty pharmaceutical company operating in one segment - the development and commercialization of foam-based formulations, using its proprietary technology, which includes its foam platforms. Foamix develops its own product candidates, mainly for the treatment of moderate-to-severe acne and other skin conditions. It also licenses its technology under development and licensing agreements to various pharmaceutical companies for development of certain products combining Foamix's foam technology with the licensee’s proprietary drugs.

Since incorporation through June 30, 2015, Foamix and its subsidiary (hereinafter “the Company”) has incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of $37,445. The Company has financed its operations mainly through the issuance of shares through private and public financing rounds, convertible loans and payments received under development and licensing agreements. The Company's cash and cash equivalents and available for sale securities as of June 30, 2015, will allow the Company to fund its operating plan through at least the next 12 months. However, the Company expects to continue to incur significant research and development and other expenses related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. If the Company is unable to obtain such funding it will need to curtail or cease operations.

b.	Basis of presentation

The unaudited interim condensed consolidated financial statements of Foamix Pharmaceuticals Ltd. (“Foamix”) and its subsidiary (together “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company’s consolidated financial position as of June 30, 2015, the consolidated results of operations and comprehensive loss for the six and three-month periods ended June 30, 2015 and 2014, the consolidated changes in shareholders’ equity (capital deficiency) and cash flows for the six-month periods ended June 30, 2015 and 2014.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s annual financial statements for the year ended December 31, 2014. The condensed consolidated balance sheet data as of December 31, 2014 was derived from the audited consolidated financial statements for the year ended December 31, 2014, but does not include all disclosures required by U.S. GAAP.

The results for the six and three-month periods ended June 30, 2015 are not necessarily indicative of the results expected for the year ending December 31, 2015.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Principles of consolidation

The consolidated financial statements include the accounts of Foamix and its subsidiary. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

b.	Bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. Bank deposits with maturity of more than one year are considered long-term.

c.	Available for sale securities

Unrealized gains of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for both debt and equity securities are included in financial expense, net.

The Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost, and for equity securities, the Company’s ability and intent to hold the investment for the length of time necessary to allow for the recovery of the market value. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income.

d.	Derivatives

The Company purchases foreign exchange derivative financial instruments (written and purchased currency options). The transactions are designed to hedge the Company’s currency exposure.

Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Newly issued and recently adopted accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services.

The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances.

The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2017 (early adoption is permitted in annual periods beginning after December 15, 2016). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

In August 2014, FASB issued ASU 2014-15—Presentation of Financial Statements—Going Concern (ASC Subtopic 205-40): “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. The update requires management to assess a company’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. All entities are required to apply the new requirements in annual periods ending after December 15, 2016, and interim periods thereafter. Early application is permitted. The Company is required to adopt these provisions for the annual period ending December 31, 2016. The Company is currently evaluating the impact of FASB ASU 2014-15 but does not expect the adoption thereof to have a material effect on its financial statements.

NOTE 3 - FAIR VALUE PRESENTATION

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 - FAIR VALUE PRESENTATION (continued):

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s assets and liabilities that are measured at fair value as of June 30, 2015 and December 31, 2014 are classified in the tables below in one of the three categories described above:

	June 30, 2015
	Level 1	Level 2	Total
Available for sale securities	$4,331	$43,444	$47,775
Currency options designated as hedging instruments (current assets)	-	$58	$58

	December 31, 2014
	Level 1	Level 2	Total
Available for sale securities	$7,062	-	$7,062

Foreign exchange risk management

The Company purchases and writes non-functional currency options in order to hedge the currency exposure on the Company’s cash flow. The currency hedged items are denominated in New Israeli Shekel (NIS). The purchasing and writing of options is part of a comprehensive currency hedging strategy. These transactions are for periods of up to one year. The counterparty to the derivatives is a major bank in Israel and, in view of the current financial environment, the Company is monitoring the associated inherent credit risks.

During February 2015, the Company began purchasing and writing options in respect of salary, rent and other expenses dominated in NIS for a period of up to a year ahead. These transactions qualify for cash flow hedge accounting.

The Company has a lien in the amount of $690 on the Company’s available for sale securities in respect of bank guarantees granted in order to secure the hedging transactions.

NOTE 4 - AVAILABLE FOR SALE SECURITIES

Available for sale securities as of June 30, 2015 consist mainly of debt securities and equity securities. These securities are classified as available-for-sale and are recorded at fair value. The fair value of quoted securities is based on current market value. Changes in fair value, net of taxes, are reflected in other comprehensive loss. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as finance income or expenses.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 - AVAILABLE FOR SALE SECURITIES (continued):

The following table sets forth the Company’s available for sale securities:

	June 30	December 31,
	2015	2014
Israeli mutual funds	$4,331	$7,062
Certificates of deposit	19,658	-
Municipal and agency bonds	23,786	-
Total	$47,775	$7,062

At June 30, 2015 and December 31, 2014 the fair value, cost and gross unrealized holding gains of the securities owned by the Company were as follows:

	Fair value	Amortized cost	Gross unrealized holding loss	Gross unrealized holding gains
June 30, 2015	$47,775	$47,769	$6	$12
December 31, 2014	$7,062	$7,141	$83	$4

NOTE 5 - CONVERTIBLE LOANS:

a.
During the first quarter of 2014, the Company reached an agreement with certain lenders of the 2011 convertible loans that were due to mature during that period, according to which the maturity date of those loans was deferred by one year and the interest rate was increased to 12% for the duration of the deferral period (the “amendment”).

The Company concluded that the amendment to the terms of the 2011 convertible loans is not considered to be “substantially different” under ASC 470-50, as the difference between the present value of the original loan and the present value of the modified loan was approximately 3.7%. Accordingly, the amendment was accounted for prospectively as a yield adjustment, based on the revised terms of the loans.

b.
The 2014 financing round (see Note 6a) was a qualifying round for purposes of the 2011 and 2012 convertible loan agreements. Accordingly, upon the first closing, all principal and accrued interest outstanding under such loan agreements was converted into a total of 1,010,350 Preferred A Shares and 505,175 warrants.

In accordance with the convertible loan agreements, the lenders were entitled to receive, upon conversion, a total of 1,010,350 warrants. However, the lenders, which are also shareholders of the Company, agreed to receive only half of the warrants that they were entitled to receive in accordance to the loan agreements. The value of the waiver of 505,175 warrants, amounting to $686, was recorded as a capital contribution.

Upon the automatic conversion of the convertible loans, the difference at conversion date between their carrying amount (taking into account the balance of the remaining beneficial conversion feature (BCF), the discount from the allocation of proceeds to the Ordinary Shares and the embedded derivatives) and their fixed monetary amount used for conversion, has been recorded in the statements of operations as finance expenses.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)
NOTE 6 - SHARE CAPITAL:

a.	Financing round

During the second quarter of 2014, the Company completed a private placement (the "2014 financing round") with a group of new investors and several of its existing shareholders, raising a total of $8,157, net of $123 issuance costs, in consideration of 1,036,431 Preferred A Shares par value 0.16 NIS and 1,061,469 warrants to purchase Preferred A Shares (see also b. below). The 2014 financing round closed in two phases, the first on May 13, 2014 and the second on June 3, 2014 (respectively – "closing date"), raising a gross amount of  $6,580 and $1,700, respectively.

b.	Public offerings

In September 2014, the Company completed an IPO, pursuant to which the Company issued 6,700,000 ordinary shares, NIS 0.16 par value (“Ordinary Shares”) at $6.00 per share raising a total of approximately $35,700, net of underwriting discounts, commissions and other offering expenses. Upon the completion of the Company’s IPO, all outstanding series A preferred shares were automatically converted into Ordinary Shares.

On October 17, 2014 the IPO underwriters exercised their ‘green shoe’ option and purchased an additional 968,200 Ordinary Shares at a price per share of $6.00. The total proceeds, net of underwriter’s commission, were approximately $5,400.

On April 20, 2015 the Company completed a follow-on public offering. A total of 7,419,353 ordinary shares were sold at a price of $9.30 per share. Prior to closing, the underwriters fully exercised their option to purchase 967,741 additional ordinary shares. The net proceeds from the sale of shares, after deducting underwriting discounts, commissions and other offering expenses, were approximately $64.2 million.

c.	Warrants

During the six-months ending June 30, 2015, 621,331 warrants were exercised, into 515,634 ordinary shares. As of June 30 2015, the total amount of warrants outstanding was 2,095,625.

d.	Share-based compensation

During the six months ended June 30, 2014, the Company granted 168,750 options to its employees and 6,250 options expired without being exercised. The exercise prices of the options granted ranged between $1.92 and $7.98 per share. The options vest over a period of 4 years and expire on the tenth anniversary of their grant date.

The fair value of options granted to employees during the six months ended June 30, 2014 was $603. The fair value of the options on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows:

Value of one Ordinary Share	$4.8
Dividend yield	0%
Expected volatility	66.7%
Risk-free interest rate	2.22%
Expected term	7 years

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - SHARE CAPITAL (continued):

On June 9, 2014, the Company granted 31,250 options to consultants. The options are exercisable for a period of six years at an exercise price of $7.98 per share. The options vest over a period of 4 years and expire on the sixth anniversary of their grant date.

The fair value of options granted to consultants during the six months ended June 30, 2014 was $184. The fair value of the options on June 30, 2014 was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are mainly as follows:

Value of one Ordinary Share	$4.8
Dividend yield	0%
Expected volatility	62.0%
Risk-free interest rate	1.96%
Expected term	6 years

In May 2015, the Company's board of directors approved a new option plan (the "Plan") replacing the previous plan approved in 2009. The Plan includes a pool of 2,690,694 ordinary shares for grant to Company employees, consultants, directors and other service providers. As of June 30 2015, 2,313,694 shares remain available for grant under the Plan.

During the six months ended June 30, 2015, the Company granted 153,000 options to employees with exercise price of $6.77. The options vest over a period of 4 years and expire on the tenth anniversary of their grant date.

During the second quarter of 2015, the Company granted 24,000 options to Directors with exercise price of $11.87. The options vest over a period of 3 years and expire on the tenth anniversary of their grant date.

In addition, during the second quarter of 2015, the Company granted 272,000 restricted stock units ("RSUs") to employees and consultants with a vesting period of up to 4 years.

The fair value of options and RSUs granted to employees and directors during the six months ended June 2015 was $3,422. The fair value of RSUs granted to consultants as of June 30, 2015, was $851.

The fair value of the options, granted to employees during the six months ended June 30, 2015 was computed using the Black-Scholes model on the date of grant. The underlying data used for computing the fair value of the options are mainly as follows:

Value of one Ordinary Share	$7.53-$11.99
Dividend yield	0%
Expected volatility	63.4%-64.9%
Risk-free interest rate	1.38%-1.98%
Expected term	6 years

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 - SHARE CAPITAL (continued):

The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30
	2015	2014
Cost of revenues	$1	$16
Research and development expenses	263	64
Selling, general and administrative	595	64
	$859	$144

NOTE 7 - COMMITMENTS:

Lease agreement

The Company leases office space for its headquarters and research and development facilities in Israel and the United States of America under several lease agreements. The lease agreements for the facilities in Israel are linked to the Israeli CPI and expire between December 2016 and August 2017. The lease agreement in the United States is due to expire during August 2017.

Rental expenses totaled $176 and $72 in the six months ended June 30, 2015 and 2014, respectively.

Future minimum lease commitments under non-cancelable operating lease agreements are $87, $166 and $65 for the years ending December 31, 2015, 2016 and 2017 respectively.

The Company has a lien in the amount of $106 on the Company’s available for sale securities in respect of bank guarantees granted in order to secure the lease agreements.

NOTE 8 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a.	Transactions with related parties

Related parties include the Chairman of the Board of Directors and the Chief Executive Officers of the Company.

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
Expenses:
Payroll expenses	$641	$274	$316	$111
Directors fee	172	-	74	-
Finance expenses on convertible loans and warrants	-	$103	-	$87

b.	Balances with related parties

	June 30
	2015	2014
Accounts payable and accruals	$145	-

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS (continued)
(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 - ENTITY-WIDE DISCLOSURE:

a.	Net revenues by geographic area were as follows:

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
United States	$557	$1,374	$109	$575
Israel	-	632	-	23
Total revenues	$557	$2,006	$109	$598

b.	Revenues from principal customers - revenues from single customers that exceed 10% of total revenues in the relevant period:

	Six months ended June 30		Three months ended June 30
	2015	2014	2015	2014
Customer A	$72	$444	$22	$207
Customer B	350	662	86	234
Customer C	135	268	1	134
Customer D	-	632	-	23

c.	Net revenues by type of payment:
Development service payments	$557	$1,406	$109	$598
Contingent payments	-	600	-	-
Total revenues	$557	$2,006	$109	$598